UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number 001-35286

FRANCO-NEVADA CORPORATION

(Translation of registrant’s name into English)

Exchange Tower, 130 King Street West, Suite 740, P.O. Box 467, Toronto, Ontario, Canada M5X 1E4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The exhibit listed in the Exhibit Index below is hereby incorporated by reference as an exhibit to the Registration Statement of Franco-Nevada Corporation on Form F-10 (File No. 333-176722), as amended or supplemented.

DOCUMENTS FILED

See the Exhibit Index hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCO-NEVADA CORPORATION

/s/ Jacqueline A. Jones
Date: November 25, 2011	Jacqueline A. Jones

Chief Legal Officer & Corporate Secretary

EXHIBIT INDEX

99.1	Underwriting Agreement dated November 23, 2011